Steven E. Siesser
Partner

65 Livingston Avenue
Roseland, NJ 07068
T 212 204 8688
F 973 597 2507
ssiesser@lowenstein.com

December 1, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elephant Talk Communications Corp. Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013 Filed April 30, 2014 Response dated September 30, 2014
File No. 001-35360

Ladies and Gentlemen:

On behalf of Elephant Talk Communications Corp. (the “Company”), we are hereby responding to the letter, dated October 21, 2014 (the “Comment Letter”), from Larry Spirgel, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s above-captioned filings (the “Filings”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Filings, as reflected in the Comment Letter. For the Staff’s convenience, each numbered paragraph below corresponds to the numbered paragraph in the Staff’s Comment Letter and includes the caption used in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the applicable Filing unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Form 10-K/A for the Year Ended December 31, 2013

Financial Statements

Consolidated Statements of Comprehensive Loss, page 43

December 1, 2014

1.	We note your response to comment two. It is unclear to us why you believe that your presentation of “Cost of Service” complies with Rule 5-03(b) of Regulation S-X. In this regard, we note that the line item “Cost of Service” appears to exclude staff costs that are directly attributable to generation of revenue. Please provide us with a detailed breakdown of all categories of expenses included in the Costs of Service and Selling, General and Administrative line items and tell us which categories include employee related compensations costs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that it complies with Rule 5-03(b) of Regulation S-X as the Company only shows the one revenue caption (5-03(b).1.d) and its corresponding cost of service (5-03(b).2.d), because the Company currently only has revenue streams from mobile and security solutions. With regards to the cost of service, the expense categories are as follows: origination, termination, network and billing charges from telecommunications operators, costs of telecommunications service providers, network costs, data center costs, facility cost of hosting network and equipment and cost in providing resale arrangements with long distance service providers, cost of leasing transmission facilities, international gateway switches for voice, and data transmission services. Cost of service excludes depreciation and amortization. All staff costs – both cash and non-cash - of the Company are included in the Selling, General and Administrative (‘SG&A’) expenses. More specifically, these staff compensation expenses relate to general overhead and management expenses, sales, marketing and bid management, IT,  research and development,  product and market development, service desk and network support services.  The Company has reviewed in detail all staff related costs to determine which costs may be considered directly attributable to the generation of revenue. As the Company has transitioned away from its landline services, it has begun to invest in service desk and network support services (i.e. personnel monitoring the quality of data transmission and services performed).  Beginning with the Form 10-K for the year ending December 31, 2014, the Company will include such costs in cost of services.  The Company will continue to monitor expense composition and reporting.

2.	Please revise your presentation to comply with SAB Topic 11:B.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in the Quarterly Report on Form 10-Q for the period ended September 30, 2014, filed with the SEC on November 17, 2014, as amended on November 21, 2014 (the “Third Quarter 2014 10-Q”), the Company disclosed in Part I. Item 1. Consolidated Financial Statements, on the face of the Consolidated Statement of Comprehensive Loss the line item “Cost of service excluding depreciation and amortization”, and this presentation is in line with SAB Topic 11:B.

Note 28. Contingencies, page 72

December 1, 2014

3.	We note your response to comment three. Your note disclosures indicate that you instituted proceedings to seek relief from the High Court of the Hong Kong Special Administrative Region on April 28, 2006 and that the case is currently pending. Considering the amount of time that has passed since you instituted proceedings, your disclosures lack context. Please revise your disclosures to clearly indicate the current status of this case and pertinent information to its development since inception.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the description of the litigation in Note 25 to the Third Quarter 2014 10-Q. The Company further confirms that it will update the description of the litigation in future filings, according to developments in the case. As stated in the Third Quarter 2014 10-Q disclosure, the Company is currently considering its available options for resolving this matter, including proceeding to trial, and the outcome of this proceeding and the amount of any potential recovery, if any, is inherently uncertain and cannot be predicted. For the Staff’s convenience, the entire disclosure with respect to this matter contained in the Third Quarter 2014 10-Q is set forth below:

As previously described in the Company´s 2004 Annual Report on Form 10-K filed with the SEC on April 1, 2005, on May 24, 2004, the Company issued 5,100,000 shares of restricted Common Stock to four stockholders of New Times Navigation  Limited ("New Times"), valued at $683,400 (the “2004 Purchase Transaction”).  On December 10, 2004, New Times and the Company mutually agreed to terminate the 2004 Purchase Transaction. The Company returned the shares that were delivered to New Times to the Company´s shareholders and received back 90,100 of the 204,000 shares of its Common Stock that were issued under the 2004 Purchase Transaction. In addition, the Company had issued 37 unsecured convertible promissory notes for a total amount of $3,600,000 as part of the 2004 Purchase Transaction. At the Company´s request, 21 of the unsecured convertible promissory notes were returned to the Company for a total value of $2,040,000.

On April 28, 2006, the Company instituted proceedings to seek relief from the High Court of the Hong Kong Special Administrative Region against the holders of the unreturned shares to return the remaining 113,900 common shares (valued at $381,565) and the remaining 18 unsecured convertible promissory notes, representing a total amount of $1,740,000, and to rescind the purchase agreement underlying the 2004 Purchase Transaction.   Since the inception of the proceedings, the parties have undertaken discovery efforts in order to resolve this matter, which have included long periods of inactivity in the process.  Management is currently considering its available options for resolving this matter, including proceeding to trial.  The outcome of this proceeding and the amount of any potential recovery, if any, is inherently uncertain and cannot be predicted.

Form 10-Q for the Six Months Ended June 30, 2014

Note 25. Contingencies, page 30

December 1, 2014

4.	We note your response to comment eight. Your note disclosures indicate that you instituted proceedings to seek relief from the High Court of the Hong Kong Special Administrative Region on April 28, 2006 and that the case is currently pending. Considering the amount of time that has passed since you instituted proceedings, your disclosures lack context. Please revise your disclosures to clearly indicate the current status of this case and pertinent information to its development since inception.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the response to Comment No. 3 above, which is incorporated herein as the response to this Comment No. 4.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

5.	We note your response to and reissue comment nine. Your disclosures do not provide sufficient information for an investor to understand the nature and extent of this contract. Revise accordingly to clarify the meaning of “continuous prepayments of $10 million” for the duration of the contract and provide an indication of any contract provisions that could allow either party to terminate the contract before the 5-year extension expires.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the description of the payment mechanism under the contract in Item 2 of the Third Quarter 2014 10-Q. The Company has updated its description of the payment mechanism by including disclosure that the contract provides, for the duration of the contract, a roll-forward mechanism to assure monthly prepayments which over a 12 month period amount to approximately $10 million. The Company further advises the Staff that it will include the revised description of the payment mechanism in future filings. The Company will also indicate in future filings that the contract may be terminated by either party for non-performance after a specified cure period and for other reasons as negotiated by the parties. The Company also notes that the Commission granted its confidential treatment request for this contract by letter dated May 30, 2014.

Non-GAAP measures: Adjusted EBITDA and Margin, page 35

December 1, 2014

6.	We note your response to and reissue comment 11. To comply with Item 10 of Regulation S-K, please revise your presentation of the non-GAAP measure “margin” to “margin excluding depreciation and amortization.” Additionally, reconcile it to the most comparable GAAP measure, “gross margin” that includes the allocation of applicable depreciation and amortization in cost of service.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Third Quarter 2014 10-Q, under the heading “Cost of Service”, the Company has included a reconciliation of “margin excluding depreciation and amortization” to “Loss from Operations”, which is the Company’s most comparable GAAP measure, similar to “Non-operating income” (5-03(b).7), that includes the allocation of applicable depreciation and amortization in cost of service. The Company further advises the Staff that in future filings it will include such reconciliation under the heading “Non-GAAP Measures – Reconciliation.”

Cost of Service, page 36

7.	We note your response to comment 12. The disclosure to which you refer only indicates that the decrease is related to the decline in your legacy landline service solutions. Please tell us if there are any other factors that impacted the total decrease of 64% and in your response provide us with your proposed, revised disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are no other factors contributing to the decrease of 64%, other than the decline of our legacy landline service solutions.

Any questions regarding the contents of this letter or the Filings should be addressed to the undersigned at 212-204-8688.

Very truly yours,

/s/ Steven E. Siesser

Steven E. Siesser

Enclosures

cc: Alex Vermeulen
General Counsel
Elephant Talk Communications Corp.

-5-